Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

The following presentation was made available to employees:



Brighter Together

Presentation to SCE&G Large Energy Customers

April 18, 2018

Dominion Energy

SCANA
POWER FOR LIVING

Important Note to Investors

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements relate to, among other things, expectations, estimates and projections. We have used the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "outlook", "predict", "project", "should", "strategy", "target", "will", "potential" and similar terms and phrases to identify forward-looking statements in this presentation. Factors that could cause actual results to differ include, but are not limited to: the expected timing and likelihood of completion of the proposed acquisition of SCANA, including the ability to obtain the requisite approvals of SCANA's shareholders; the risk that Dominion Energy or SCANA may be unable to obtain necessary regulatory approvals for the transaction or required regulatory approvals may delay the transaction or cause the parties to abandon the transaction; the risk that conditions to the closing of the transaction may not be satisfied; the risk that an unsolicited offer for the assets or capital stock of SCANA may interfere with the transaction; or changes in demand for Dominion Energy's and SCANA's services. Other risk factors for Dominion Energy's and SCANA's businesses are detailed from time to time in Dominion Energy's and SCANA's quarterly reports on Form 10-Q or most recent annual report on Form 10-K filed with the Securities and Exchange Commission.

The information in this presentation was prepared as of April 17, 2018. Dominion Energy and SCANA undertake no obligation to update any forward-looking information statement to reflect developments after the statement is made. Projections or forecasts shown in this document are subject to change at any time.

Additional Information

In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a preliminary prospectus of Dominion Energy and a preliminary proxy statement of SCANA (the "preliminary proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/ prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus (the "definitive proxy statement/prospectus") will be sent to SCANA's shareholders. Investors and security holders can obtain the registration statement and the preliminary proxy statement/prospectus, and will be able to obtain the definitive proxy statement/prospectus free of charge from the SEC's website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy's directors and executive officers is available in Dominion Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 23, 2018, for its 2018 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA's directors and executive officers is available in SCANA's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.

Dominion Energy® SCANA® POWER FOR LIVING

Dominion Energy®
Who We Are

Sustainability: Our Culture
Four Core Values

Safety	Ethics	Excellence	One Dominion Energy
Safety is our highest priority, in the workplace and in the community.	Integrity, individual responsibility & accountability go hand-in-hand with bottom-line results.	We set high performance standards and are committed to continuous improvement.	We know that strong, sustainable performance depends on how well we support each other.

Dominion Energy Profile

Our mission

- Serve customers safely, efficiently and reliably
- Strengthen communities
- Minimize environmental impact
- Live our values
- Reward shareholders


Dominion Energy

Our Current Operating and Service Areas



16,200

EMPLOYEES

in the 19 states where Dominion Energy operates



Our Footprint

Dominion Energy began as a canal navigation company in Virginia. We found our niche as an electric power company in 1909, and, through mergers, expansion and growth, now own and operate energy infrastructure in some of the fastest-growing regions in the nation.

- Electric Distribution
- Electric Transmission Lines (Bulk Delivery)
- Gas Transmission Pipelines
- Proposed Atlantic Coast Pipeline
- Blue Racer Facilities
- Cove Point LNG Facility
- Hastings Facility
- Utica Shale Boundary
- Marcellus Shale Boundary
- Natural Gas Underground Storage Pools
- Regulated Gas Distribution
- Biomass
- Coal
- Fuel Cell
- Hydro
- Natural Gas
- Planned Natural Gas Facility
- Nuclear
- Oil/Gas
- Solar
- Proposed Solar Facility
- Wind
- Proposed Offshore Wind
- Electric and Gas Service/Base Privatization

Dominion Energy in South Carolina Today

1,500

MILES OF PIPELINE

with facilities in

32

COUNTIES



SOLAR

71 MW

in JASPER

10 MW

in RIDGELAND

$750+ million invested

in South Carolina through Dominion Energy Carolina Gas Transmission and renewable projects.

– Gas Transmission Pipelines

Solar

Sustainability: Environmental Stewardship

Leadership

1 of 3 companies

reducing carbon emissions rate by

more than 40%

Since 2000, our carbon intensity has decreased by 43 percent.

The company intends to further increase our reliance on cleaner generating technologies, and when combined with continued operation of our three nuclear power stations, should result in an additional reduction of our carbon intensity to 50 percent by 2030.

Highlights

- **6th largest solar utility company** in U.S.; 1 gigawatt constructing/developing/announced
- **$3.7 billion** – To safeguard public health, reduce emissions since 2000
- **43%** – Reductions in carbon emission rate from power stations since 2000
- **4.4 billion cubic feet** of methane saved through voluntary reduction programs
- **21%** – Coal ash beneficially reused in 2016
- **262** – Employee projects in **10 states** to clean up riverfronts, improve trails, and fix parks

Sustainability: Social Commitment

Highlights

- **#1 – “Best for Vets” Award**
- **#2 – “Most Admired Companies”**
- **“Just 100” list**
- **$28 million** in charitable giving in 2017
- **$12.9 million** in low-income fuel assistance
- **125,000+ hours** volunteered by employees



Dominion Energy

SCANA POWER FOR LIVING

Commitment to Our Communities:
Signature Programs

EnergyShare

Dominion Energy
SOLAR FOR STUDENTS



MADE AN IMPACT?
Call for Entries
SHARE $110,000



Dominion Energy Charity Classic

WLI WOMEN'S LEADERSHIP INSTITUTE

2017 western pennsylvania environmental awards

Western Reserve Land Conservancy

PROJECT PLANT IT!®

Commitment to Our Communities:
Employee Volunteers

300 “Volunteers of the Year”
since 1980
. . . *and counting*




Dominion Energy
Volunteer





Sustainability: Our Culture
Attracting, Developing & Retaining Talent



It is critical that our Dominion Energy workforce reflect the generational, gender and cultural makeup of the communities we serve.

- Attract millennial workers
- Welcome diverse candidates
- Ensure inclusivity
- Develop talent
- Listen to employees
- Improve workplaces
- Promote health, wellness

Dominion Energy SCANA POWER FOR LIVING

Sustainability: Economic Viability

- Cleaner generation
- Investing in infrastructure
- Innovation
- Cybersecurity









IDeAS

$200 million

Annual spending to replace aging pipelines in Ohio and West Virginia

Economic Development: A strong business partner

- Regularly honored among top U.S. utilities
- Target industry hot spot locations (tech/data center; food production; advanced manufacturing)
- Cooperative advertising & trade show support
- Prospect support
- Educational seminars
- Site certification





Richmond Times-Dispatch

Virginia's News Leader

Magazine rates Dominion among top utilities in U.S.

Site Selection magazine has named **Dominion Resources Inc.** as one of the country's top 10 utilities for economic development.

Dominion Energy

SCANA Power For Living

Dominion Energy®
Proposal

Dominion Energy Proposal:
Certainty and a permanent solution

Benefits to electric customers

- Cash back
- Lower rates
- No additional nuclear charges
- Rate freeze for at least three years
- Limit litigation risks
- Strong energy partner

Dominion Energy
SCANA POWER FOR LIVING

Dominion Energy Proposal:
Certainty and a permanent solution

Cash payments

- $1.3 billion cash to customers within 90 days of close
- $1,000 per average residential customer
- Payments to business, non-profit, government customers
- Helps to offset the amounts paid by customers to date for nuclear plant development

Dominion Energy

SCANA POWER FOR LIVING

Refunds by Customer Class

Residential	✓ Total: **$628 million** ✓ **$1,000** average residential customer
Industrials	✓ Total: **$299 million** ✓ As much as **$22.2M** for certain customers
State agencies[1]	✓ Total: **$36.6 million** ✓ As much as **$9.8M** for certain agencies
Municipal-ities[1]	✓ Total: **~$22.6 million**
Churches[1]	✓ Total: **$2.6 million** ✓ As much as **$197,000** for certain churches

[1]Preliminary estimates

Dominion Energy
SCANA POWER FOR LIVING

Dominion Energy Proposal:
Certainty and a permanent solution

Rate reduction & protection

- ≈ 7% rate reduction ($10/month for average residential customer*)
- New nuclear charge to zero over 20 years vs. 50-60 years with SCE&G plan
- Dominion Energy shareholders absorb $1.7 billion debt not now in rates but eligible
- 3-year rate freeze
- Gas-fired power plant with no capital cost to customers ($180 million)

*Within 90 days of close. Savings based on 1,000 kWh/month residential usage. Includes tax reform savings estimate of 3.5%. Actual savings may be higher and will be provided to reduce bills further.

Dominion Energy Proposal:
Certainty and a permanent solution

Benefits to community

- Employee compensation protected through 2019
- Dominion Energy increases charitable contributions by $1 million a year for at least 5 years
- A strong energy partner:
  - Reliability enhancements
  - Cleaner energy
  - Grid security and modernization

Dominion Energy Proposal:
Certainty and a permanent solution

Benefits to natural gas customers

- Access to greater resources
- Combination leverages Dominion Energy's financial strength



— Gas Transmission Pipelines
-- Proposed Atlantic Coast Pipeline
Solar
Electric & Natural Gas
Natural Gas Only

Combined South Carolina Operations

Temporary or Permanent Solution?

Senate proposal

- Multiple risks
- Temporary relief, higher rates?
- Reduction in service, investment?
- Bad message for business
- **No** money back

Dominion Energy

- A sure thing
- Permanent solution, lower rates
- Strong investment record
- Private sector solution
- **$1,000** for average residential customer

For more information…

DominionEnergy.com

BrighterEnergyFuture.com

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Dominion Energy SCANA POWER FOR LIVING